Exhibit 99.2

13 October 2023

Dear Shareholder

Kazia Therapeutics Limited (ASX:KZA, NASDAQ:KZIA) – Voluntary delisting from the ASX

Kazia Therapeutics Limited (ASX:KZA, NASDAQ:KZIA) (Kazia or the Company) has requested and received formal approval from the Australian Securities Exchange (ASX) to be removed from the official list of the ASX (Official List) pursuant to ASX Listing Rule 17.11 (Delisting). This letter seeks to provide you, as a holder of fully paid ordinary shares in the capital of the Company (Shares), with information about the Delisting process, the options available to you in connection with your Shares and certain implications which may arise for you as a result of the Delisting. Full details regarding the options available to you in respect of your Shares are set out in Section 5.

The information in this letter does not take into account your individual investment objectives, financial situation and needs. The information in this letter is of a general nature and is not financial product advice and should not be relied upon as the sole basis for any investment decision. As a holder of Shares (Shareholder), you should consult your financial, legal, tax or other professional advisor in relation to the information contained in this letter and how you should act with respect to your Shares.

1.	Why is Kazia delisting from the ASX?

The Board has ultimately determined that the costs, administrative burden and commercial disadvantages of remaining listed on ASX outweigh any benefits of a continued ASX listing. The Board considers that the Delisting is in the best interests of the Company and Shareholders for the following reasons.

(a)

Costs: The continued listing of Kazia on ASX requires it to incur considerable corporate and administrative costs, including listing fees. Kazia is seeking to minimise its expenditure and would cease incurring such additional costs if it is removed from the Official List. The Company considers the financial, administrative and compliance obligations and costs associated with managing an ASX listing and a NASDAQ listing, including the higher level of regulatory compliance costs associated with a dual listing, noting that there are a number of material differences between the NASDAQ listing rules and the ASX listing rules, unjustifiable and not in the best interests of the Company’s securityholders.

(b)

Access to larger equity markets with biotechnology focus: The Board believes that Delisting from ASX whilst retaining the NASDAQ listing will enable Kazia to have access to a deeper market that better understands, and values, biotechnology businesses, thereby allowing it to more readily raise more capital on better terms, from a wider investor base. This access is pivotal in assisting Kazia to raise appropriate growth capital to pursue its plans.

(c)

Capital raisings: The Delisting from ASX and retention of a primary listing on NASDAQ is expected to improve the Company’s access to its institutional investor base and other financing options in the USA that currently has the most active biotechnology ecosystem on a global basis. Being dual listed on ASX and NASDAQ is currently limiting fundraising options for Kazia.

(d)

Location of directors and management: With the exception of two non-executive directors, the Company’s remaining non-executive board member, Karen Krumeich, the Company’s Chief Financial Officer and Dr John Friend, the Company’s CEO, Managing Director and Interim Chairman, are now based in the USA, reflecting the Company’s focus on international rather than domestic markets.

2.	What are the consequences of Delisting?

The main consequence of Delisting for Shareholders is that, from the time the Delisting takes effect on 15 November 2023 (Delisting Date), Kazia’s Shares will no longer be quoted or traded on the ASX. Therefore, Shareholders who wish to sell their Shares on the ASX will need to do so before the Delisting Date.

Shareholders who retain their Shares after the Delisting Date will each be issued a share certificate which will be proof of ownership of their Shares and should be held in safe-keeping by the Shareholder. Shareholders who wish to sell their Shares after the Delisting Date must either:

(a)

convert their Shares to American Depositary Shares (ADSs) and sell their ADSs on NASDAQ by setting up an account with a US Broker, either by a direct engagement or through an Australian broker who has an agreement with a US broker that is able to buy or sell ADSs on NASDAQ; or

(b)	sell their Shares via off-market private transactions (subject to compliance with the Corporations Act 2001 (Cth)).

Following the Delisting, Kazia will remain an Australian incorporated company and will maintain its listing of ADSs on NASDAQ. Trading of ADSs on NASDAQ will continue, uninterrupted, during and after the Delisting.

Copies of Kazia’s press releases and other corporate information will continue to be available on the US Securities and Exchange Commission’s (SEC) website (www.sec.gov) as well as the Company’s website at https://www.kaziatherapeutics.com/.

3.	What are ADSs?

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, 10 Shares that are on deposit with HSBC Custody Nominees (Australia) Limited (Custodian), the custodian appointed by the Depositary. The Depositary will be (directly or indirectly through the Custodian) the holder of the Shares underlying the ADSs.

Holders of ADSs do not have direct Shareholder rights. The Depositary holds, on the ADS holder’s behalf, the rights attaching to the Shares underlying your ADSs. Holders of ADSs are able to exercise the rights attaching to the Shares represented by the ADSs through the Depositary to the extent contemplated in the deposit agreement (Deposit Agreement), a copy of which is available from the SEC’s website (www.sec.gov). To exercise any rights attaching to Shares which are not contemplated under the Deposit Agreement, holders of ADSs will need to arrange for the cancellation of their ADSs so that they can become a direct Shareholder.

Shares represented by ADSs are treated as held under a bare trust for such holder. Consequently, the Shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying Shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends.

4.	What is the Delisting process and timetable?

(a)	Delisting process

Shareholders will continue to be able to trade their Shares on the ASX until the close of trading on 13 November 2023 (Suspension Date), when trading in Shares will be suspended. Following suspension of Shares from quotation, Shareholders will no longer be able to trade their Shares on the ASX. It is expected that two business days following the suspension of trading of Shares, Kazia will be removed from the Official List.

Shareholders who retain their Shares after the Delisting Date will be issued share certificates, which will be proof of ownership of their Shares and should be held in safe-keeping by the Shareholder.

(b)	ADS Conversion Facility

The Company has established a facility pursuant to which Shareholders may elect to convert, prior to the Delisting, all of their Shares to ADS (ADS Conversion Facility), unless they are a custodian or nominee holding Shares on behalf of multiple holders in which case partial elections will be permitted. If the number of Shares held by a Shareholder is such that the aggregate entitlement of the Shareholder includes a fractional entitlement to an ADS, then the entitlement of that Shareholder will be rounded down to the nearest whole number of ADSs and the Shareholder will retain the remaining Shares held which are not converted to ADSs.

The ADS conversion fee will be waived during the time-limited period in which the ADS Conversion Facility will be active.

See section 5 below for details on how to participate, prior to the Delisting, in the ADS Conversion Facility.

(c)	Indicative dates for the Delisting process

The table below sets out an indicative timeline for the Delisting process.

Event	Indicative Date*
Notification of intention to delist	11 October 2023
Despatch of letters and ADS Conversion Facility election forms to shareholders (in relation to the ADS Conversion Facility)	13 October 2023
Closing Date: Participation in ADS Conversion Facility	13 November 2023
Last day for trading of the Company’s Shares on ASX	13 November 2023
Completion of removal of the Company from the Official List of the ASX	15 November 2023

*All dates and times in this letter refer to those in Sydney, Australia. These dates and times are indicative only and subject to change. Kazia will announce any amendment to those dates and times.

5.	What are my options?

As a holder of Shares, you have the following options in respect of the Delisting, which you should carefully consider before deciding what to do with your Shares. If you do nothing, then Option 3 will apply by default.

 OPTION 1: Sell your Shares on ASX on or before the Suspension Date

You can sell your Shares on the ASX at any time prior to the close of trading on the Suspension Date, which is currently expected to be 13 November 2023. You should contact your stockbroker or financial advisor to arrange the sale.

After the Suspension Date, you will not be able to sell your Shares on the ASX.

If you elect to sell your Shares on the ASX prior to the Suspension Date, you will be responsible for all costs associated with the sale, including any broker commission.

 OPTION 2: Convert your Shares to ADSs

You can elect to participate in the ADS Conversion Facility and convert all of your Shares into ADSs on a 10:1 basis, unless you are a custodian or nominee holding Shares on behalf of multiple holders in which case partial elections will be permitted, to be held directly in uncertificated form in the Direct Registration System (DRS) on the American Depositary Receipt (ADR) register of the Depositary.

If the number of Shares held by a Shareholder is such that the aggregate entitlement of the Shareholder includes a fractional entitlement to an ADS, then the entitlement of that Shareholder will be rounded down to the nearest whole number of ADSs and the Shareholder will retain the remaining Shares held which are not converted to ADSs (Remaining Shares).

Shareholders will be waived from the conversion fee if they convert their Shares into ADSs by participating in the ADS Conversion Facility no later than the Suspension Date.

Shareholders who would like to participate in the ADS Conversion Facility should complete an ADS Conversion Facility election form (Conversion Form) and return it to the Company’s Australian Share Registry, Computershare Investor Services Pty Limited (Computershare), by no later than the Suspension Date.

If you return your Conversion Form after the Suspension Date, you will not be able to participate in the ADS Conversion Facility.

If you elect to convert your Shares into ADSs, you may then choose to hold those ADSs or sell them on the NASDAQ at a later time through a US broker or an Australian broker who has an agreement with a US broker that is able to buy or sell ADSs on NASDAQ (subject to compliance with NASDAQ trading requirements).

If you elect to participate in the ADS Conversion Facility and then subsequently sell your ADSs on NASDAQ, any costs incurred in connection with the sale will be borne by you.

If you do not elect to participate in the ADS Conversion Facility, you can elect, either prior to the Delisting or after, to convert your Shares to ADSs. In such a case, all related costs will be borne by you. In order to do this, you need to engage a US broker or an Australian broker who has an agreement with a US broker that is able to buy or sell ADSs on Nasdaq.

 OPTION 3: Take no action by the Suspension Date

If you take no action by the Suspension Date (i.e. you do not proceed with Option 1 or Option 2 above), you will retain your Shares but they will no longer be quoted, or able to be traded on the ASX and your Shareholding will become a certificated holding.

If you take no action, a share certificate will be issued for your Shares and be sent to you by post within approximately 10 business days of the Delisting Date. This must be kept in a safe place as it is proof of ownership of Shares in the Company.

6.	Risks

There are risks associated with participating in the ADS Conversion Facility and holding ADSs. If you elect to participate in the ADS Conversion Facility you will be issued ADSs and be subject to the rights and obligations of an ADS holder. Therefore, the Company strongly encourages you to read the section of the Company’s Form F-3 Registration Statement, which includes a summary description of the material terms of the ADSs and of the material rights of owners of ADSs. A copy of the Company’s Form F-3 Registration Statement is available on the US Securities and Exchange Commission’s (SEC) website (www.sec.gov) as well as the Company’s website at https://www.kaziatherapeutics.com/.

7.	Restrictions on certain Shareholders

Notwithstanding anything in this letter to the contrary, Shareholders who either:

(a)

are, or have been during the three months prior to completion of the Conversion Form, as applicable, an officer or director of the Company, a beneficial owner of Shares representing 10% or more of the voting power of the capital stock of the Company or an “affiliate” of the Company within the meaning of Rule 144 under the US Securities Act of 1933, as amended (Securities Act) (each, an Affiliate); or

(b)	or were issued or acquired Shares from the Company or an Affiliate in transactions other than a public registered offering within a year prior to the completion of the Conversion Form,

and obtain ADSs as a result of participating in the ADS Conversion Facility will be subject to certain resale restrictions pursuant to the Securities Act.

8.	Tax implications

This discussion does not address any tax or duty consequences other than Australian income tax consequences to Shareholders that are Australian tax residents from participation in the ADS Conversion Facility.

This discussion does not address any Australian tax consequences for persons that are not Australian residents for tax purposes nor does it address any US state or local tax consequences or any US federal income tax consequences. Shareholders should consult their tax advisors regarding any income or other tax consequences which may result from participation in the ADS Conversion Facility.

Australian income tax consequences

The following is a general description of the Australian income tax consequences for Shareholders who are individuals, complying superannuation funds or private companies and are Australian tax residents, which result from participation in the ADS Conversion Facility. It is not intended to be a comprehensive statement of the Australian income tax consequences of participating in the ADS Conversion Facility.

The general description below only applies to Shareholders who hold their Shares on capital account for Australian income tax purposes and are an Australian resident for tax purposes. In particular, it does not apply to:

(a)	Shareholders who buy and sell shares in the ordinary course of business (i.e. Shareholders who hold their Shares on revenue account);

(b)	Shareholders who hold their Shares as trading stock for Australian income tax purposes; or

(c)	Shareholders that are subject to the taxation of financial arrangements rules in Division 230 of the Income Tax Assessment Act 1997 (Cth) in relation to gains and losses on their Shares.[1]

The information is based upon Australian taxation law and practice in effect at the date of this letter.

[1]	Division 230 will generally not apply to individuals, unless they have made an election for it to apply to them.

The Company strongly encourages Shareholders to obtain their own tax advice based on the Shareholder’s particular circumstances before deciding which option to select. The general description of the Australian income tax consequences for Shareholders does not purport to provide Shareholders with any tax advice.

Participation in the ADS Conversion Facility

It is not anticipated the Shareholders will make a capital gain or capital loss as a result of participating in the ADS Conversion Facility. This is on the basis the Shareholders will continue to be the beneficial owners of the Shares as the ADS Conversion Facility is a bare trust arrangement.

A Shareholder’s cost base or reduced cost base in the ADSs they receive as a consequence of participating in the ADS Conversion Facility should be equal to the cost base or reduced cost base of the Shareholder’s Shares at the time of the conversion of the Shares into ADSs.

9.	Further information

If you have a question in relation to the Delisting or any information set out in this letter please contact your tax advisor or Anna Sandham, Corporate Secretary at cosec@companymatters.com.au.

Yours sincerely,

Dr. John Friend

Interim Chairman and Chief Executive Officer